UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                _________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. )*

                               GRAHAM CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   384556 10 6
                                 (CUSIP Number)

                                Helen H. Berkeley
                                50 Old Mill Road
                           Rochester, New York 14618
                                 (716) 244-3072
                   (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                                    May 1, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(f) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                               (Page 1 of 5 Pages)

_________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 384556 10 6                             Page 2 of 5 pages
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(1)       NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Helen H. Berkeley

------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                             (a)  / /
                                             (b)  / /
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(3)   SEC USE ONLY

------------------------------------------------------------------
(4)   SOURCE OF FUNDS*

         00
------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)

                                                  / /
------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
------------------------------------------------------------------
                          (7)      SOLE VOTING POWER
                                   224,107
                          ----------------------------------------
NUMBER OF SHARES          (8)      SHARED VOTING POWER
BENEFICIALLY OWNED BY              1,575
EACH REPORTING PERSON     ----------------------------------------
WITH                      (9)      SOLE DISPOSITIVE POWER
                                   224,107
                          ----------------------------------------
                          (10)     SHARED DISPOSITIVE POWER
                                   0
------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        225,682
------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                             / /

------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

        13.3%
------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*

        IN
------------------------------------------------------------------
                *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  Page 3 of 5 Pages

Item 1.  SECURITY AND ISSUER.

          This statement relates to shares of Common Stock of Graham Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 20 Florence Avenue, Batavia, New York 14020.

Item 2.  IDENTITY AND BACKGROUND.

          (a) The name of the reporting person is Helen H. Berkeley (the "Reporting Person").

          (b) The residence address of the Reporting Person is 50 Old Mill Road, Rochester, New York 14618.

          (c) Occupation and employer of the Reporting Person: not applicable.

          (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) The Reporting Person is a citizen of the United States.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Not applicable--the shares were received for no consideration under the will of the reporting person's husband, Frederick D. Berkeley.

Item 4.  PURPOSE OF TRANSACTION.

          The reporting person holds the Common Stock of the Issuer as the legal representative of the estate of her husband. She is also the beneficiary of the shares of Common Stock of the Issuer under the terms of her husband's will (other than 8,100 shares covered by specific bequests). Except as described below, the Reporting Person does not have any present plans or proposals that relate to or that would result in any of the events, transactions or circumstances described in paragraphs (a) through (j) of Item 4 of Schedule 13D:

          (1) The Reporting Person intends to become a director of the Issuer as soon as practicable;

          (2) The Reporting Person may sell a portion of the shares of the Issuer to provide liquidity to the estate and to fund certain trusts established under her husband's will;

          (3) The Reporting Person may exercise options held by the estate to purchase additional shares of Common Stock of the Issuer; and

          (4) The Reporting Person will transfer the shares of Common Stock of the Issuer to herself individually and to beneficiaries of specific bequests pursuant to the terms of the will of her husband.

                                                  Page 4 of 5 Pages

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

          (a) The Reporting Person beneficially owns 225,682 shares of Common Stock of the Issuer, which shares constitute approximately 13.3% of the outstanding shares of Common Stock of the Issuer (based upon 1,685,995 shares of Common Stock outstanding as of May 6, 1998 increased by 8,700 shares to reflect the issuance of the shares represented by the stock options described below). Of these shares, 8,700 shares represent stock options which are presently exercisable and 1,575 shares are shares held for the benefit of the Reporting Person by the Issuer's Employee Stock Ownership Plan (the "ESOP").

          (b) See items 7 through 10 on the cover page of this Schedule 13D and the response to Item 2 above. The Reporting Person has sole voting and dispositive power over all shares except the 1,575 shares owned by the ESOP, over which she presently shares voting power and has no dispositive power.

          (c) On May 1, 1998, the Reporting Person obtained letters testamentary appointing her as the legal representataive of her husband's estate and, at that time, was deemed to become the beneficial owner of shares of Common Stock owned by her husband's estate pursuant to Rule 13d-5(a).

          (d) Not Applicable.

          (e) Not Applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not Applicable.


Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

          Not Applicable.

                                                  Page 5 of 5 Pages



                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 8, 1998


                                          /s/ Helen H. Berkeley
                                          Helen H. Berkeley, as Legal
                                          Representative of the Estate of
                                          Frederick D. Berkeley and as a
                                          beneficiary under the will of
                                          Frederick D. Berkeley